UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 25, 2025

STEELCASE INC.

(Exact name of registrant as specified in its charter)

Michigan	1-13873	38-0819050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 44th Street SE
Grand Rapids, Michigan	49508
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (616) 247-2710

None

(Former name, former address and former fiscal year, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock	SCS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously reported, on August 3, 2025, Steelcase Inc., a Michigan corporation (the “Company” or “Steelcase”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HNI Corporation, an Iowa corporation (“HNI”), Geranium Merger Sub I, Inc., a Michigan corporation and a wholly owned subsidiary of HNI (“Merger Sub Inc.”), and Geranium Merger Sub II, LLC, a Michigan limited liability company and a wholly owned subsidiary of HNI (“Merger Sub LLC”), providing for, among other things, on the terms and subject to the conditions therein, the merger of Merger Sub Inc. with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation of the First Merger and a wholly owned subsidiary of HNI, and, immediately after the First Merger, the merger of the Company with and into Merger Sub LLC (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity of the Second Merger and a direct wholly owned subsidiary of HNI.

In connection with the transactions contemplated by the Merger Agreement, HNI filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2025, and subsequently amended prior to effectiveness, a registration statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Mergers (the “Registration Statement”). The Registration Statement included a joint proxy statement/prospectus constituting a joint proxy statement of HNI and Steelcase and a prospectus of HNI. The Registration Statement became effective on November 4, 2025. On November 5, 2025, each of HNI and Steelcase filed with the SEC the definitive joint proxy statement/prospectus, which HNI and Steelcase first mailed to their respective shareholders on or about November 5, 2025. Steelcase is filing this Current Report on Form 8-K to update and supplement the definitive joint proxy statement/prospectus.

On November 18, 2025, a purported shareholder of Steelcase filed a lawsuit against Steelcase, the board of directors of Steelcase and HNI in the Circuit Court for the 17th Judicial Circuit, Kent County, Michigan (the “Michigan Action”). The Michigan Action, captioned Drulias v. Armbruster, C.A. 25-21057-CBB, asserts claims under Michigan law for breach of fiduciary duties and/or aiding or abetting the same against the defendants, and for violation of Michigan’s Uniform Securities Act against HNI. Plaintiff also seeks an injunction to prevent closing of the Steelcase shareholder vote on the First Merger until Steelcase and HNI issue supplemental disclosures. Also on November 18, 2025, two purported Steelcase shareholders filed separate lawsuits against Steelcase and the board of directors of Steelcase in the Supreme Court of the State of New York in New York County (the “New York Actions,” and, together with the Michigan Action, the “Actions”). The New York Actions, captioned Marino v. Steelcase, Inc., Case No. 649848/2025, and Thomas v. Steelcase Inc., Case No. 659835/2025, respectively, each assert claims under New York common law for negligent misrepresentation and concealment, and seek to enjoin the Mergers until supplemental disclosures are made.

While Steelcase believes that the disclosures in the definitive joint proxy statement/prospectus comply fully with all applicable laws and denies the allegations in the Actions described above and believe they are without merit, in order to moot the allegations, and any potential claims, regarding disclosures, avoid nuisance and possible expense and business delays, and provide additional information to its shareholders, Steelcase has determined voluntarily to supplement certain disclosures in the definitive joint proxy statement/prospectus related to the Actions’ allegations with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Steelcase specifically denies all allegations in the Actions that any additional disclosure was or is required or material.

SUPPLEMENTAL DISCLOSURES

The Supplemental Disclosures should be read in conjunction with the definitive joint proxy statement/prospectus, which should be read in its entirety. Defined terms used in the Supplemental Disclosures that are not defined herein have the meanings set forth in the definitive joint proxy statement/prospectus. All page references in the Supplemental Disclosures are to pages in the definitive joint proxy statement/prospectus. Paragraph references in the Supplemental Disclosures refer to paragraphs in the definitive joint proxy statement/prospectus before any additions or deletions resulting from the Supplemental Disclosures. The information herein speaks only as of November 25, 2025, unless (and then only to the extent) the information indicates another date applies. For clarity, new text within restated portions of the definitive joint proxy statement/prospectus is indicated by bold typeface and underlining, and deleted passages are indicated by ~~bold strikethrough text~~.

1.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities—Summary of Material Company Financial Analyses of Steelcase—Selected Publicly Traded Companies Analysis” is amended by modifying the second full paragraph on page 93 to read in its entirety as follows:

BofA Securities reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on their closing stock prices on August 1, 2025, plus debt, tax-effected pension liabilities and non-controlling interests (each, as applicable), less cash, cash equivalents and investments (each, as applicable and including corporate-owned life insurance investments, in the case of Steelcase), as a multiple of Wall Street research analyst consensus estimates of 2026 Adjusted EBITDA (which, as used in this section “—Summary of Material Company Financial Analyses of Steelcase,” is defined in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by Steelcase—Steelcase Projections for Standalone Steelcase,” beginning on page 109), adjusted, in the case of Steelcase, to exclude interest income and joint venture income and calendarized, in each case, to align with Steelcase’s fiscal year-end ending on the last Friday in February. BofA Securities then applied calendarized 2026 Adjusted EBITDA multiples of 5.00x to 7.00x derived from the selected publicly traded companies to Steelcase’s estimated fiscal year 2026 Adjusted EBITDA, adjusted to exclude interest income and joint venture income. Estimated financial data of the selected publicly traded companies (including Steelcase, for purposes of calculating multiples for the selected publicly traded companies) were based on publicly available research analysts’ estimates (as indicated in the table below), and estimated financial data of Steelcase for purposes of calculating an implied per share equity value reference range were based on the Steelcase Forecasts.

Company	Enterprise Value (in millions)	EV / Adjusted EBITDA Multiple
HNI Corporation	$2,703	7.6x
MillerKnoll, Inc.	$2,467	6.9x
Steelcase Inc.	$1,300	4.9x

This analysis indicated the following approximate implied per share equity value reference range for Steelcase common stock (rounded to the nearest $0.25), as compared to the implied value of the merger consideration, calculated by adding the $7.20 in cash consideration to $11.10, the implied value of the mixed election stock exchange ratio consideration of 0.2192 shares of HNI common stock, based on the closing share price of HNI common stock on August 1, 2025 (which is referred to, solely for purposes of this summary of BofA Securities’ opinion, as the “implied consideration value”):

Implied Per Share Equity Value Reference Range for Steelcase	Implied Consideration Value
$10.25 - $14.50	$18.30

2.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities—Summary of Material Company Financial Analyses of Steelcase—Selected Precedent Transactions Analysis” is amended by modifying the table beginning on page 93 and continuing on page 94 to read in its entirety as follows:

Acquiror	Target	Announcement Date	TEV (in millions)	Individual TEV / LTM EBITDA Multiple
HNI Corporation	Kimball International, Inc.	09/2023	$531	7.3x
Herman Miller, Inc.	Knoll, Inc.	04/2021	$1,800	14.2x
Herman Miller, Inc.	HAY A/S	10/2019	$232	13.8x
AB Fagerhult	iGuzzini Illuminazione S.p.A	10/2018	$429	10.8x
Qumei Home Furnishings Group	Ekornes	05/2018	$695	11.6x
Knoll, Inc.	Muuto	12/2017	$304	14.5x
AEA Investors LP	Generation Brands Holdings, Inc.	05/2016	$525	10.5x
Haworth Inc.	Poltrona Frau S.p.A	02/2014	$654	15.1x

3.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities—Summary of Material Company Financial Analyses of Steelcase—Discounted Cash Flow Analysis” on page 94 is amended to read in its entirety as follows:

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of Steelcase to calculate a range of implied present values per share of Steelcase common stock utilizing estimates of the standalone unlevered, after-tax free cash flows Steelcase was forecasted to generate over the period from ~~June 1~~ May 31, 2025 through February 28, 2030 based on the Steelcase Forecasts. BofA Securities calculated terminal values for Steelcase by applying a range of perpetuity growth rates of 1.00% to 2.50% (selected based on BofA Securities’ professional judgment and experience) to Steelcase’s normalized free cash flows in the terminal year, based on a cycle average of Steelcase’s estimated free cash flows for its fiscal years 2026 through 2030. BofA Securities then calculated an implied equity value reference range per share of Steelcase common stock (rounded to the nearest $0.25) by deducting from this range of present values Steelcase’s net debt (with investments including corporate-owned life insurance investments) and tax-effected pension liabilities, in an aggregate amount of approximately $45 million as of May 30, 2025 based on the Steelcase public filings. The cash flows were discounted to present value as of May 30, 2025, assuming a mid-period convention for cash flows, using a discount rate range of 9.75% to 11.75%, which was based on an estimate of Steelcase’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Steelcase common stock (rounded to the nearest $0.25), as compared to the implied consideration value:

Implied Per Share Equity Value Reference Range for Steelcase Stock	Implied Consideration Value
$14.00 - $19.75	$18.30

4.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities—Summary of Material Company Financial Analyses of HNI—Sum-of-the Parts Selected Publicly Traded Companies Analysis” is amended by modifying the third paragraph on page 95 to read in its entirety as follows:

BofA Securities reviewed, among other things, enterprise values of each of the selected publicly traded companies, calculated as equity values based on the closing stock price of the applicable selected company on August 1, 2025, plus debt, debt-like items (including tax-effected pension liabilities) and non-controlling interests (each, as applicable), and less cash, cash equivalents and investments (each as applicable and including, in the case of Steelcase, corporate-owned life insurance investments), as a multiple of Wall Street research analyst consensus estimates of 2026 Adjusted EBITDA (which, as used in this section “—Summary of Material Company Financial Analyses of HNI,” is defined in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by Steelcase—Steelcase Projections for Standalone HNI,” beginning on page 110) and calendarized, in each case, to align with Steelcase’s fiscal year ending on the last Friday in February. Based on BofA Securities’ review of EV / 2026E Adjusted EBITDA multiples observed for the workplace furnishings companies and residential building products companies, and on its professional judgement and experience, BofA Securities calculated a range of implied enterprise values for each of HNI’s businesses by applying (i) an EV / 2026E Adjusted EBITDA multiple reference range of 5.00x to 7.00x to the estimates of 2026 Adjusted EBITDA for HNI’s workplace furnishings business and (ii) an EV / 2026E Adjusted EBITDA multiple reference range of 7.50x to 10.50x to the estimates of 2026 Adjusted EBITDA for HNI’s residential building products business. BofA Securities then calculated an implied equity value per share reference range for HNI (rounded to the nearest $0.25) based on the combined range of such implied enterprise values. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates (as indicated in the table below), and estimated financial data of HNI were based on the HNI Forecasts.

Company	Enterprise Value (in millions)	EV / Adjusted EBITDA Multiple
Steelcase Inc.	$1,300	4.9x
MillerKnoll, Inc.	$2,467	6.9x
Masco Corporation	$17,446	12.7x
Fortune Brands Innovations, Inc.	$9,343	10.0x
Griffon Corporation	$5,403	9.9x
Gibraltar Industries, Inc.	$1,887	8.0x
MasterBrand, Inc.	$2,391	7.2x
American Woodmark Corporation	$1,127	5.9x

5.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities—Summary of Material Company Financial Analyses of HNI—Discounted Cash Flow Analysis” on page 96 is amended to read in its entirety as follows:

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of HNI to calculate a range of implied present values per share of HNI common stock utilizing estimates of the standalone unlevered, after-tax free cash flows that HNI was forecasted to generate over the period from June 1, 2025 through February 28, 2030 based on certain financial forecasts relating to HNI prepared by the management of Steelcase based on the HNI Forecasts. BofA Securities calculated terminal values for HNI by applying a range of perpetuity growth rates of 1.00% to 2.50% (selected based on BofA Securities’ professional judgment and experience) to HNI’s normalized free cash flows in the terminal year, based on a cycle average of HNI’s estimated free cash flows for its fiscal years 2026 through 2030. BofA Securities then calculated an implied equity value reference range per share of HNI common stock (rounded to the nearest $0.25) by deducting from this range of present values HNI’s net debt (including debt-like items and investments) in an aggregate amount of approximately $328 million as of May 31, 2025 as provided by HNI. The cash flows were discounted to present value as of May 31, 2025 assuming a mid-period convention for cash flows, using a discount rate range of 9.00% to 10.75%, which was based on an estimate of HNI’s weighted average cost of capital. This analysis indicated the following approximate implied equity value reference range per share of HNI common stock (rounded to the nearest $0.25), as compared to the closing trading price per share of HNI common stock on August 1, 2025:

Implied Per Share Equity Value Reference Range for HNI Common Stock	Closing Trading Price Per Share of HNI Common Stock on August 1, 2025
$45.00 - $66.50	$50.62

6.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities—Summary of Relative Financial Analyses—Has/Gets Analysis” is amended by modifying the first paragraph on page 97 to read in its entirety as follows:

For the purposes of this analysis, BofA Securities calculated a range of implied values per share of HNI common stock after giving effect to the mergers by adding the ranges of implied equity values derived by BofA Securities for each of Steelcase on a stand-alone basis as of May 30, 2025 and HNI on a stand-alone basis as of May 31, 2025, as described in “Summary of Material Company Financial Analyses of Steelcase—Discounted Cash Flow Analysis” and in “Summary of Material Company Financial Analyses of HNI—Discounted Cash Flow Analysis” and ranges of implied present values of certain projected synergies with respect to the combined company prepared by the management of Steelcase based on the Cost Savings calculated by BofA Securities as of May 30, 2025 (by applying a discount rate range of 9.00% to 10.75% to the projected synergies (less the cost to achieve the projected synergies and cash taxes thereon) over the period from ~~June 1~~ May 31, 2025 through February 28, 2030, and a range of terminal values for the projected synergies calculated by applying a perpetuity growth rate of 0% (selected based on BofA Securities’ professional judgment and experience) to the estimated after-tax projected synergies in the terminal year), deducting the additional amount of debt expected to be incurred by HNI in connection with the mergers and dividing the result by approximately 73.8 million shares of HNI common stock, which is the number of fully diluted shares of HNI common stock expected to be outstanding after giving effect to the mergers.

7.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities—Miscellaneous” is amended by modifying the last paragraph on page 98 and continuing on page 99 to read in its entirety as follows:

In August 2025, after the negotiation and execution of the Merger Agreement, members of HNI management approached representatives of BofA Securities and its affiliates, including Bank of America, N.A. (“BANA”), about HNI’s intentions to refinance, concurrent with the closing of the mergers, an existing $400 million revolving credit facility and $184 million senior secured term loan credit facility, in each of which BANA is a lender. HNI requested that BANA arrange and/or provide for BANA to roll its existing commitments into a new $425 million revolving credit facility and related $500 million senior secured term loan credit facility, and for BANA to act as a joint lead arranger and co-documentation agent, in addition to acting as a lender, in connection with the new $425 million revolving credit facility. BofA Securities informed Steelcase of the potential financing transactions, and advised Steelcase of the potential or perceived conflicts of interest that may arise or result from the participation of BANA and/or its affiliates in such financing and the fees payable to BANA and/or its affiliates in connection therewith. After considering such potential or perceived conflicts of interest, Steelcase provided its consent to BofA Securities with respect to BANA or its affiliates’ participation in the potential financing transactions. ~~The terms thereof remain subject to discussion among HNI and the applicable other parties thereto, and the foregoing disclosure should not be deemed to constitute a commitment of BofA Securities or any of its affiliates to provide or arrange any potential financing transactions.~~ Following such discussions, on the Credit Agreement Effective Date, BANA entered into the Credit Agreement as a Lender. Additional information with respect to the Credit Agreement, including with respect to the fees and interest rates applicable to Lenders thereunder, is provided in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information—Financing” and in HNI’s Current Report on Form 8-K filed September 5, 2025.

8.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis–Steelcase Standalone” is amended by modifying the second paragraph of such section, on page 101, to read in its entirety as follows:

Goldman Sachs derived ranges of illustrative enterprise values for Steelcase by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Steelcase the amount of Steelcase’s net debt of approximately $59 million, including company-owned life insurance, as of May 30, 2025, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of illustrative equity values for Steelcase. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Steelcase of approximately 123.3 million, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, using the treasury stock method, to derive a range of illustrative present values per share of Steelcase stock ranging from $15 to $20, rounded to the nearest dollar.

9.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis–Combined Company” is amended by modifying the second paragraph of such section, on page 102, to read in its entirety as follows:

Goldman Sachs derived ranges of illustrative enterprise values for the combined company by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the combined company the amount of net debt of the combined company of approximately $1.2 billion, including non-controlling interest, company-owned life insurance, and investment in affiliates, as of May 30, 2025, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of illustrative pro forma equity values for the combined company. Goldman Sachs then divided the range of illustrative pro forma equity values it derived by the number of fully diluted outstanding shares of common stock on a pro forma basis of approximately 73.7 million, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, using the treasury stock method. Goldman Sachs then multiplied the range of equity values per share of the combined company it obtained by the exchange ratio of 0.2192x shares of HNI common stock per share of Steelcase stock and added the cash consideration of $7.20 per share of Steelcase stock, assuming a mixed election, to derive a range of illustrative present values of such Aggregate Consideration to be paid per share of Steelcase stock from $20 to $24, rounded to the nearest dollar.

10.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Present Value of Future Share Price Analysis–Steelcase Standalone” is amended by modifying the second paragraph of such section, on page 102, to read in its entirety as follows:

Goldman Sachs then subtracted the amount of Steelcase’s forecasted net debt for each of the fiscal years 2026 and 2027 of approximately $222 million and $250 million, respectively (in each case including investments in unconsolidated affiliates and company-owned life insurance), each as provided by and approved for Goldman Sachs’ use by the management of Steelcase, from the respective implied enterprise values in order to derive a range of illustrative equity values as of February 28 for Steelcase on a standalone basis for each of the fiscal years 2026 and 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Steelcase stock for each of fiscal years 2026 and 2027, in each case, of approximately 123.3 million, calculated using information provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of implied future values per share of Steelcase stock. Goldman Sachs then added the cumulative dividends per share of Steelcase stock expected to be paid to holders of Steelcase stock through the end of each of fiscal years 2026 and 2027 of $0.31 and $0.81, respectively, as reflected in the Steelcase Forecasts. Goldman Sachs then discounted these implied future equity values per share of Steelcase stock (including dividends) to May 30, 2025, using a full-year convention for future share price, a mid-year convention for dividends and an illustrative discount rate of 11.0%, reflecting an estimate of Steelcase’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Steelcase stock of $13 to $19, rounded to the nearest dollar.

11.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC—Illustrative Present Value of Future Share Price Analysis–Combined Company” is amended by modifying the second paragraph of such section, on page 103, to read in its entirety as follows:

Goldman Sachs then subtracted the amount of the forecasted net debt of the combined company for each of the fiscal years 2026 and 2027, of approximately $1.1 billion and $859 million, respectively (in each case including investments in unconsolidated affiliates, non-controlling interest and company-owned life insurance), each as provided by and approved for Goldman Sachs’ use by the management of Steelcase, from the respective implied enterprise values for the combined company in order to derive a range of illustrative combined company equity values as of February 28 for the combined company for each of the fiscal years 2026 and 2027. Goldman Sachs then divided these implied combined company equity values by the projected year end number of fully diluted outstanding shares of common stock of the combined company for each of the fiscal years 2026 and 2027, in each case, of approximately 73.8 million, calculated using information provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of implied future values per share of common stock of the combined company giving effect to the transactions. Goldman Sachs then multiplied the range of future values per share of the combined company by the exchange ratio of 0.2192x shares of HNI common stock per share of Steelcase stock. Goldman Sachs then added the cumulative dividends per share of HNI common stock expected to be paid through the end of each of fiscal years 2026 and 2027, of $0.22 and $0.54, respectively, to holders of shares of HNI common stock issued in the mergers, using the Combined Company Forecasts. Goldman Sachs then discounted these implied future equity values per share of Steelcase stock of the combined company to May 30, 2025 giving effect to the transaction, using a full-year convention for future share price, a mid-year convention for dividends and an illustrative discount rate of 11.0%, reflecting an estimate of the cost of equity of the combined company. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the combined company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added the cash consideration of $7.20 per share of Steelcase stock, assuming a mixed election. This analysis resulted in a range of implied present values of such Aggregate Consideration to be paid per share of Steelcase stock of $19 to $23, rounded to the nearest dollar.

12.

The disclosure in the section of the definitive joint proxy statement/prospectus entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Compensation Arrangements with HNI” beginning on page 116 and continuing on page 117 is amended to read in its entirety as follows:

Prior to announcement of the execution of the Merger Agreement, members of Steelcase senior management and HNI did not engage in substantive discussions about continued employment after the consummation of the mergers. As of the date of this joint proxy statement/prospectus, none of Steelcase’s executive officers have entered into any agreement, arrangement, or understanding with HNI or any of its affiliates regarding the terms and conditions of compensation, incentive pay or continued employment with HNI after the Closing. Although no agreements have been entered into at this time with any of Steelcase’s executive officers, prior to or following the Closing, they may enter into new agreements and/or amendments to existing employment or severance agreements with HNI or one of its affiliates regarding their employment with HNI following the Closing. Prior to or following the Closing, however, some or all of Steelcase’s executive officers may discuss or enter into definitive agreements (which will take effect at or after the Closing) with HNI regarding employment with, or the right to receive compensation and benefits from, HNI or one or more of its affiliates (including the surviving entity).

It was announced in Steelcase’s Current Report on Form 8-K, filed with the SEC on November 7, 2025, (i) that the employment of certain Steelcase senior management will terminate immediately following the Closing and (ii) that certain Steelcase senior management will continue as part of the initial leadership structure immediately following the Closing.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project,” “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

The following factors, among others, relating to the transactions contemplated by the Merger Agreement (the “Transaction”) could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required shareholder approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the SEC.

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Steelcase; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This report is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The registration statement includes a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The registration statement became effective on November 4, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through HNI’s website or Steelcase’s website is not incorporated by reference into this report).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STEELCASE INC.

Date: November 25, 2025	By:	/s/ David C. Sylvester
David C. Sylvester
Senior Vice President, Chief Financial Officer